Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement pertaining to the Parkway Properties, Inc. 2010 Omnibus Equity Incentive Plan of Parkway Properties, Inc. and our report dated February 27, 2008, with respect to the consolidated financial statements and schedule of Parkway Properties Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Houston, Texas
May 18, 2010